Term Sheet D-33 dated March 2, 2007	Free Writing Prospectus
Prospectus and Prospectus Supplement	Filed pursuant to Rule 433(d)
each dated January 30, 2006	Registration Statement No. 333-131369

AB SVENSK EXPORTKREDIT
(Swedish Export Credit Corporation)

WTI Crude Oil Linked Notes

due March •, 2012

You should read this term sheet together with the prospectus supplement and the prospectus referred to above, which summarize some of the terms of the notes and the indenture under which they are issued.  You should also carefully consider the matters set forth in “Certain Risk Factors and Investment Considerations” before you decide to invest in the notes.

Indicative Terms of the Notes

Issuer:	AB Svensk Exportkredit

Aggregate Principal Amount:	$13,000,000

Issue Price:	100% of the principal amount of each note.

Trade Date:	[March 5, 2007].

Issue Date:	[March 8, 2007].

Contract:	West Texas Intermediate Crude Oil futures contract traded on the New York Mercantile Exchange (the “Exchange”) (Bloomberg Ticker “CL1”).

Maturity Date:

The Maturity Date will be March •, 2012 unless that day is not a Business Day, in which case the Maturity Date will be the next following Business Day. However, in the event a Market Disruption Event has occurred or is continuing on the Determination Date, the Maturity Date will be the fifth Business Day following the Determination Date, as postponed.

Determination Date:

The Determination Date will be March •, 2012, provided that if such day is not a Trading day or if the Calculation Agent determines that a Market Disruption Event occurred or is continuing on that day, the Determination Date will be the first following Trading Day on which the Calculation Agent determines that no Market Disruption Event occurs or is continuing. In no event, however, will the Determination Date be later than the fifth Business Day after the Determination Date as originally scheduled. If the Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Determination Date and the Calculation Agent will nevertheless determine the Final Contract Level and thus the Redemption Amount based on its assessment, made in its sole discretion, of the closing price for the Contract on the Determination Date, as so postponed.

Redemption Amount:

On the Maturity Date, we will pay in respect of each note an amount in cash, determined by the Calculation Agent as of the Determination Date, as follows:

•  If the Contract Return is greater than zero, the Redemption Amount will be the sum of (1) the principal amount of your note plus (2) the principal amount of your note multiplied by the product of the Contract Return multiplied by the Participation Rate.

•  If the Contract Return is less than or equal to zero, the Redemption Amount will be the principal amount of your notes.

Initial Contract Level:	• [, the closing price on •, 2007 of the Contract expiring •, 2007]

Final Contract Level:

The closing price on the Determination Date of the Contract having the nearest expiration date, as published on Bloomberg page CL1 or otherwise determined by the Calculation Agent as provided under “Determination Date”.

Contract Return:	The result of (1) the Final Contract Level minus the Initial Contract Level, divided by (2) the Initial Contract Level, expressed as a percentage.

Participation Rate:	[117.50]%.

Market Disruption Event:

Any of the following will be a Market Disruption Event:

•  a material limitation, suspension or disruption of trading in the Contract which results in the Exchange failing to report a settlement price for the Contract on the day such event occurs or continues; or

•  the settlement price for the Contract on the Exchange is a “limit price”; or

•  the Exchange fails to report or publish a settlement price  for the Contract.

Business Day:

When we refer to a Business Day with respect to your notes, we mean any day other than a Saturday or Sunday that is not a day on which commercial banks in New York City are authorized or required by law or regulation to close.

Trading Day:	When we refer to a Trading Day with respect to your notes, we mean a day on which the New York Mercantile Exchange is open for trading and Goldman Sachs & Co. in New York is open for business.

Interest Rate:	The notes do not bear interest.

Form:

The notes will be issued only in book-entry form, and will be eligible for transfer through the facilities of The Depository Trust Company or any successor depository we select. Except as described herein, notes in definitive form will not be issued.

Denomination:	The notes will be issued in denominations of $100,000 and in integral multiples of $10,000 in excess thereof.

Calculation Agent:	Goldman Sachs International.

CUSIP Number:	•

Certain Risk Factors and Investment Considerations

An investment in the notes involves significant risks.  Although the notes are principal protected at maturity, you may lose part or all of your investment in the notes if you sell the notes in the secondary market prior to maturity.  The notes do not bear periodic interest and may return less than a conventional debt security. Past performance of the Contract is no guide to future performance.  The formula for determining the redemption amount does not take into account all developments in the Contract over the term of your notes.  The market value of your notes may be influenced by many factors that are unpredictable, including volatile crude oil prices.  Crude oil and other commodity prices may change unpredictably, affecting the value of your notes in unforeseeable ways.  The Contract price will affect the market value of your notes, but the market value of your notes may not change in the same manner as the price of the Contract.  Changes in interest rates are likely to affect the market value of your notes.  Changes in the volatility of the Contract are likely to affect the market value of your notes.  The time remaining to maturity is likely to affect the market value of your notes.  Any decline in the Issuer’s credit ratings may affect the market value of your notes.   Trading and other transactions by Goldman, Sachs & Co. and its affiliates related to the Contract or other commodity investments, or the introduction by the Issuer or Goldman, Sachs & Co. or affiliates of competing products linked to the Contract or other commodity investments, may impair the value of your notes. There may be conflicts of interest between you and Goldman Sachs International.  As calculation agent, Goldman Sachs International will have the authority to make determinations that could affect the market value of your note, when your note matures and the amount you receive at maturity.  The policies of the Exchange and changes that affect the Contract could affect the amount payable on your notes and their market value.  Your notes may not have an active trading market.  The Issuer can postpone the maturity date if a market disruption event occurs.  These and other risks are explained in more detail in the prospectus and the prospectus supplement and any applicable pricing supplement.

Assuming no changes in market conditions or any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) is expected to be significantly less than the original issue price.  The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that Goldman, Sachs & Co. will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co.  Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

U.S. holders will generally be required to treat the notes as contingent payment debt instruments for United States federal income tax purposes.  Although you will receive no interest payments during the term of the notes, during your ownership of the notes you will be required to include the amortization of original issue discount on the notes as interest in your taxable income based on the “comparable yield” of the notes.  Any gain on the notes will be treated as ordinary income rather than capital gain.  The United States federal income tax consequences will be explained in more detail in any applicable pricing supplement.

The Issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the Issuer and the offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526.